UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated December 5, 2017	3
2.	Press Release, dated December 5, 2017	4

Grifols, S.A. Parc Empresarial Can Sant Joan Avda Generalitat nº 152-158 08174 SANT CUGAT DEL VALLES ESPAÑA Tel (34) 935 710 500 Fax (34) 935 710 267

Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (“Grifols”) hereby informs about the following

RELEVANT EVENT

Grifols has obtained a new long-term loan with the European Investment Bank (EIB) totaling Euros 85 million. Grifols will use this loan to support its R+D+i initiatives which are primarily focused on discovering new indications for plasma-derived protein therapies.

The financial conditions include a fixed interest rate for a tenor of 10 years and a two-year grace period.

Grifols was among the first European companies to obtain funding through the European Fund for Strategic Investment when it signed its first EIB loan for Euros 100 million in 2015.

In Barcelona, on 5 December 2017

Nuria Martín Barnés
Secretary to the Board of Directors

PRESS RELEASE

Barcelona, December 5, 2017

GRIFOLS AND THE EIB SIGN A NEW LOAN AGREEMENT TO SUPPORT RESEARCH ON RARE AND CHRONIC DISEASES UNDER THE “JUNCKER PLAN”

The European Investment Bank (EIB) and Grifols signed today an Euros 85 million loan to support the company’s R+D+i initiatives focused on investigating new indications for plasma-derived protein therapies to treat rare and chronic diseases. The agreement is backed by the European Fund for Strategic Investments (EFSI). The EFSI is the central pillar of the Investment Plan for Europe, commonly known as the “Juncker Plan”.

The loan offers several favorable financial conditions, including a fixed interest rate, maturity date in 2027 and a two-year grace period.

The loan agreement will strengthen Grifols research efforts aimed at improving the health and quality of life of patients, as well as drive innovation in the medical-research field throughout the European Union. Moreover, it will contribute to fostering high-skill employment and bioscientific research within the network of universities, hospitals and research centers that collaborate with Grifols.

The agreement represents the second EIB loan conceded to Grifols under the umbrella of the Investment Plan for Europe, following the first one signed in 2015 when Grifols became one of the first European companies to receive funding from the Juncker Plan. With this second loan, the company builds on its positive initial experience and consolidates its relationship with the institution, which it highly values as a complementary source of funding for its R+D+i projects.

As a leading-edge innovator in the global healthcare sector, Grifols channels substantial resources toward both in-house and external R+D+i projects. As of September 30, 2017, the company had allocated Euros 201.6 million in net investments in R+D+i, denoting a 23.8% increase compared to the same period last year. This upward trend in research spending is a clear testament to the company’s efforts in this area.

About the European Investment Bank and the “Juncker Plan”

The European Investment Bank (EIB) is the long-term lending institution of the European Union owned by its Member States. It makes long-term financing available for sound investments to contribute towards EU policy goals.

The Investment Plan for Europe, known as the “Juncker Plan,” is one of the European Commission’s top priorities. It centers its efforts on promoting investments that spur job creation and economic growth through a more intelligent use of new and existing financial resources. At the same time, it aims to eliminate investment obstacles, and offer better visibility and technical assistance to EU investment projects.

The European Fund for Strategic Investments (EFSI) is the main pillar of the “Juncker Plan.” By offering guarantees for first losses, the EFSI enables the EIB to increase its investments in projects that traditionally carry a higher degree of risk. The EFSI’s efforts have already translated into tangible results. According to forecasts, the projects and agreements approved for funding within the EFSI framework will mobilize more than Euros 250 billion in investments, and support the approximately 528,000 SMEs currently operating in the 28 Member States.

About Grifols

Grifols is a global healthcare company founded in 1940. Grifols has over 75 years improving people’s health and wellbeing through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products.

The company is present in more than 100 countries worldwide and headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of close to 180 plasma donor centers, and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine.

In 2016, sales exceeded Euros 4,000 million with a headcount of nearly 15,000 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE: GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE: GRF.P). For more information visit www.grifols.com.

Media Contact:

BEI: Mercedes Landete

Phone number: +34 91 431 13 40

m.landete@eib.org

Website: www.eib.org/press

Press Office: +352 4379 21000 - press@eib.org

Follow us on Twitter @EIBtheEUBank

European Commission: Siobhán Millbright

Phone number: + 32 2 29 57361

siobhan.millbright@ec.europa.eu

Website: ec.europa.eu/invest-eu

Follow us on Twitter @EU_Commission #investEU

GRIFOLS

Investors Contact: Investor Relations Department inversores@grifols.com — investors@grifols.com Phone number: +34 93 571 02 21	Media Contact:
Raquel Lumbreras
raquel_lumbreras@duomocomunicacion.com
Borja Gómez
borja_gomez@duomocomunicacion.com
Duomo Comunicación - Grifols Press Office
Phone number: +34 91 311 92 89 - +34 91 311 92 90

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: December 5, 2017